                                                                   Exhibit 12(a)

                           J. C. Penney Company, Inc.
                         and Consolidated Subsidiaries

      Computation of Ratios of Available Income to Combined Fixed Charges
                    and Preferred Stock Dividend Requirement



                                           52 Weeks     52 Weeks     52 Weeks     52 Weeks     53 Weeks
                                            Ended        Ended        Ended        Ended        Ended
($ Millions)                               01/26/02     01/27/01     01/29/00     01/30/99     01/31/98
                                           --------     --------     --------     --------     --------

Income/(loss) from continuing operations   $    172     $   (920)    $    237     $    674     $    647
  (before income taxes, before
  capitalized interest, but after
  preferred stock dividend)

Fixed charges

Interest (including capitalized
interest) on:

  Operating leases                              305          320          272          225          180
  Short-term debt                               -             13          137          106          121
  Long-term debt                                426          464          538          557          527
  Capital leases                                  5            3            2            4            7
  Other, net                                      8            2           (5)           1           (5)

                                           --------     --------     --------     --------     --------
Total fixed charges                             744          802          944          893          830

Preferred stock dividend, before taxes           29           33           36           37           40

Combined fixed charges and preferred       --------     --------     --------     --------     --------
  stock dividend requirement                    773          835          980          930          870

Total available income/(loss)              $    945     $    (85)    $  1,217     $  1,604     $  1,517
                                           ========     ========     ========     ========     ========

Ratio of available income to combined
  fixed charges and preferred stock
  dividend requirement                          1.2         -0.1*         1.2          1.7          1.7
                                           ========     ========     ========     ========     ========


The interest cost of the LESOP notes guaranteed by the Company is not included in fixed charges above. The LESOP notes were repaid in July 1998.

* Income from continuing operations (before income taxes and capitalized interest, but after preferred stock dividend) was not sufficient to cover combined fixed charges and preferred stock by $920 million.